UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number 001-39783

CUSIP Number 351471 107

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

FOXO Technologies Inc.

Full Name of Registrant

729 N. Washington Avenue, Suite 600

Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55401

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period

FOXO Technologies Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense to the Company.

In connection with the preparation of its financial statements as of and for the three and nine months ended September 30, 2022, the Company’s management are reviewing the accounting treatment of (i) certain warrants (collectively, the “Warrants”) of FOXO Technologies Operating Company (“FOXO OpCo”), which were assumed by the Company in connection with the consummation of the business combination with FOXO OpCo on September 15, 2022, and (ii) shares of Series A preferred stock of FOXO OpCo (the “Series A Preferred Stock”) that were converted into shares of Class A common stock of FOXO OpCo immediately prior to the business combination and then exchanged for shares of Class A common stock of the Company at the closing of the business combination. Specifically, the Company is evaluating whether (a) the Warrants should have been accounted for as liabilities rather than being accounted for as components of equity, with their fair value measured at the end of each reporting period and changes therein recognized from the prior period in the Company’s operating results for the applicable reporting periods until the effectiveness of amendment to the Warrants during the quarter ended March 31, 2022, and (b) the Series A Preferred Stock should have been accounted for as mezzanine equity rather than being accounted for as permanent equity for the applicable reporting periods in which such shares were outstanding. Accordingly, the Company is in the process of evaluating the potential impact of the foregoing on its financial statements as of and for the period ended September 30, 2022, and on its previously filed financial statements. The Company is also evaluating the impact of this revision on its internal control over financial reporting related to accounting for the Warrants and the Series A Preferred Stock.

Although the Company continues to work expeditiously to complete the work necessary to file the Form 10-Q as soon as practicable, the Company does not anticipate filing the Form 10-Q within the five-day period provided by Rule 12b-25.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Robert Potashnick	(612)	562-9447
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes           ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes           ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

FOXO TECHNOLOGIES INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 15, 2022	By:	/s/ Robert Potashnick
	Name:	Robert Potashnick
	Title:	Chief Financial Officer

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